LEAF Equipment Leasing Income Fund III, L.P.

June 23, 2010

VIA FAX AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	LEAF Equipment Leasing Income Fund III, L.P. (The “Registrant”)

Form 10-Q for Quarters Ended June 30, 2008 and September 30, 2008

File No. 000-53174

Dear Mr. O’Brien:

This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated June 9, 2010 (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-Q for the Quarter Ended June 30, 2008

Note 3 – Acquisition, page 11

1.	According to disclosure in Resource America, Inc.’s Form 10-K/A for the year ended September 30, 2007, they acquired $412.5 million of equipment leases from the FDIC. Subsequently $311.0 million of NetBank leases and loans were transferred to Fund III together with $301.0 million of related debt. We note in Fund III’s Form 10-Q for the quarter ended June 30, 2008, that you recorded $325.7 million of direct financing leases, which was subject to purchase accounting and therefore recorded at fair value. Please reconcile and provide a narrative explanation of the difference between the $412.5 million acquired in late 2007 from FDIC to the $311.0 million sold just a few months later to Fund III, specifically addressing whether or not there was a fair value adjustment or a write down subsequent to the purchase of NetBank by LEAF Financial.

Mr. Terence O’Brien

Response:

The approximate $101 million difference in reported value results from the following: (i) in the NetBank portfolio of equipment leases acquired from the FDIC, approximately $20 million of the leases were not sold to LEAF III.; they were either retained by LEAF Financial or sold to other LEAF funds and (ii) a reduction of approximately $81 million primarily due to normal lease runoff items incurred from November 2007 until April 2008 such as ongoing lease payments of $72 million and lease buy-outs of $9 million.

There was not a subsequent fair-value adjustment or write down with respect to the purchase of the NetBank portfolio by LEAF Financial.

Form 10-Q for the quarter ended September 30, 2008

Note 5 – Investment in Leases and Notes, page 12

2.	We note your total assets decreased from $893.3 million at June 30, 2008, to $778.0 million at September 30, 2008, which was a result of a decrease in investments in direct financing leases and notes from $794.6 million at June 30, 2008, to $715.0 million at September 30, 2008. We further note you sold leases and notes to third parties during the third quarter 2008 and agreed to repurchase delinquent leases per the sales agreement. Please tell us why your direct financing investments decreased so significantly during the third quarter 2008. To the extent the decrease is a result of the sale of the leases as disclosed on page 13, please tell us the value of the leases sold and how the sale generated net gains. Please provide a rollforward of these investment balances between June 30, 2008 and September 30, 2008, providing a detailed narrative of the significant changes in the accounts.

Response:

The decline of approximately $80 million in the value of the direct financing leases and notes in the third quarter 2008 was caused primarily by normal lease runoff items such as ongoing lease payments, lease buy-outs, and interest income amortization recorded in the third quarter of 2008. This decline was also driven by the fact that the lease runoff items exceeded purchases of direct financing leases in the third quarter of 2008. A rollforward of the investment balance with an accompanying narrative of the significant changes is as follows:

$794.6	Balance at June 30, 2008
(84.0)	Less: ongoing lease payments
(11.0)	Less: value of lease buy-outs
6.0	Plus: purchases of additional lease contracts
17.6	Plus: interest income amortization
(8.2)	Less: write-offs and contract adjustments

$715.0	Balance at September 30, 2008

Mr. Terence O’Brien

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours,

LEAF Equipment Leasing Income Fund III, L.P.

By:	LEAF Asset Management, LLC, Its general partner

/s/ Robert K. Moskovitz
Robert K. Moskovitz
Chief Financial Officer

cc: Jean Do, Staff Accountant